SIDLEY AUSTIN LLP 1000 LOUISIANA STREET SUITE 5900 HOUSTON, TX 77002 +1 713 495 4500 +1 713 495 7799 FAX

December 20, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Melissa Kindelan; Christine Dietz
Matthew Crispino; Jan Woo

Re:	Flowco Holdings Inc.
Registration Statement on Form S-1
Submitted December 6, 2024
CIK No. 0002035149

Ladies and Gentlemen:

On behalf of Flowco Holdings Inc. (the “Company”), set forth below are the responses of the Company to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by letter dated December 17, 2024 (the “Comment Letter”) with respect to the registration statement on Form S-1 submitted by the Company on December 6, 2024 (the “Registration Statement”).

For the convenience of the Staff’s review, we have set forth below the comment contained in the Comment Letter, followed by the Company’s responses thereto. The numbered paragraph below correspond to the numbered comment in the Comment Letter. Concurrently with this letter, the Company is submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes revisions to the Registration Statement in response to the Staff’s comments thereto. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in Amendment No. 1.

Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA, page 93

1.	We note your revised disclosure on page 95 in response to prior comment 2. Please

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December 20, 2024

revise to limit this discussion to your measure of segment profit or loss, which you have stated is adjusted EBITDA. In this regard, it would appear that perhaps you disclose the changes in net income, depreciation and amortization, and the provision for income taxes on a segment basis in an effort to reconcile to the change in segment adjusted EBITDA. Such reconciliation is not required for segment adjusted EBITDA as the measure of segment profit or loss is not a non-GAAP measure and therefore this information is not required and should not be included. Refer to Question 104.01 of the non-GAAP C&DIs.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on page 95.

* * *

Please do not hesitate to contact the undersigned at (713) 495-4521 or John Stribling at (713) 495-4673 with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ David Buck
David C. Buck

cc:	Joseph R. Edwards, Chief Executive Officer, Flowco Holdings Inc.

Ryan J. Maierson, Latham & Watkins LLP

Nick S. Dhesi, Latham & Watkins LLP